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STARWOOD PROPERTY TRUST **2011 ANNUAL REPORT**

PROPERTIES L TO R: **THE MARQUE AT HERITAGE HUNT**, GAINESVILLE, VIRGINIA; **COURTYARD SAVANNAH DOWNTOWN/HISTORIC DISTRICT**, GEORGIA; **THE CHURCHILL HOTEL**, WASHINGTON, DC

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PROPERTIES L TO R: **HILTON BOSTON BACK BAY**, MASSACHUSETTS; **RITZ-CARLTON**, ATLANTA, GEORGIA; **200 S. WACKER DRIVE**, CHICAGO, ILLINOIS; **24 W. 57TH STREET**, NEW YORK, NEW YORK

LA FITNESS

PROPERTIES L TO R: **HYATT REGENCY WIND WATCH**, HAUPPAUGE, NEW YORK; **RIVERGATE TOWER**, TAMPA, FLORIDA; **GREAT SOUTHERN SHOPPING CENTER**, BRIDGEVILLE, PENNSYLVANIA

Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, Connecticut 06830

April 4, 2012

Dear Fellow Shareholders:

        When we created Starwood Property Trust (STWD) in August 2009, we had a vision of the role we would play in the commercial real estate (CRE) lending markets, filling the void created by the retreat or disappearance of many of the traditional sources of real estate debt capital. We have established a business model that is both well suited for the current economic environment and has long-term structural competitive advantages. Specifically, our model is differentiated from our competitors due to our dedicated team of professionals who are capable of both originating substantial amounts of new investments as well as quickly underwriting and opportunistically acquiring large pools of performing loans. We ended 2011 with a $2.8 billion investment portfolio that generates reliable returns on a risk-adjusted basis. As we look ahead, the deep and broad network of relationships we have built will continue to fuel our investment pipeline and makes our long-term prospects quite exciting.

        Reflecting on 2011, the value of our dual approach to value creation is clear. We utilized this model to maximize investment opportunities and originate and acquire an aggregate of over $2.0 billion in new investments. For example, in the second quarter we originated 19 loans totaling $604 million and acquired three investments totaling $180 million. In the third quarter, although we continued to grow our investment portfolio, we slowed our acquisition and origination activity due to the significant volatility in the CRE credit markets. As the markets began to recover in the fourth quarter there was little origination activity, yet our team was able to opportunistically acquire $536 million in performing loans at very attractive prices. We expect these fourth quarter acquisitions on a blended basis to generate levered returns in excess of 12% with a weighted average loan-to-value ratio (LTV) of 52%.

        Since our inception, we have focused on assembling an investment portfolio that will provide safety of principal and superior risk-adjusted yield to our shareholders. We are well positioned to continue this strategy as we build our investment portfolio in 2012 and beyond. As of December 31, 2011, our current target investment portfolio has an expected leveraged yield of 12.1% with a weighted average LTV of 67%. We are proud to report that following our quarterly portfolio review, the overall performance of our portfolio was as or better than expected at the time of origination or acquisition. To further illustrate this point, during 2011 we established a new level of transparency that has evolved into best in class disclosure and began to provide LTV attachment points for the target assets in our portfolio. As shown in the table below, 70% of the cash flows generated from our portfolio are below 60% LTV and less than 3.0% of cash flows are above 80%.

 Sum of Loan Assets Segmented by LTVs

        Over the past year we have expanded our origination platform. Our stated goal is to compete for every relevant CRE debt transaction. Every one of the 33 professionals dedicated to STWD and over 40 additional acquisitions professionals at our advisor, Starwood Capital Group, works to find, close and manage these attractive transactions in a competitive and yield-starved world. Our ability to originate CRE debt on a large scale positions STWD well to fully capture the opportunities presented by the market as nearly $1.0 trillion of debt matures over the next few years.

Source: Foresight Analytics, SNL, Intex, Trepp, Morgan Stanley

        Our scale as the largest commercial mortgage REIT (as measured by equity market capitalization) creates an important advantage in that we have the ability to analyze hundreds of potential new transactions every quarter in order to selectively pursue those that offer the best risk-adjusted returns. We are also forging partnerships with many of the largest commercial and investment banks and insurance companies to co-originate transactions. By working hand in hand with these partners, we are able to lever their origination networks to maximize our access to larger transactions. Our scale allows us to focus on large transactions which we prefer because they generally involve better sponsors in stronger markets with higher quality collateral. As of December 31, 2011, our average transaction size since inception was approximately $69.0 million.

        The recent rebound in the CMBS market is also a positive since it provides us with a source of competitively priced matched-term financing. As we have in the past, we will continue to originate first mortgages and subsequently sell A-notes or other structured senior participations to the sponsors of

CMBS transactions for inclusion in their securitizations, and work on new and innovative ways to enhance our loan products.

        We continue to believe this is an opportune time to be investing in CRE debt. As represented by the Moody's/REAL commercial Property Price Indices below, unlike other major asset classes that have nearly recovered to their pre-crisis levels, the average US commercial property price index has only recovered to approximately 60% of the 2008 peak and the six-city trophy index has only recovered to approximately 80% of the peak.

US Commercial Property Prices

6-City Trophy = prior sale > $10M; NY,DC,BO,CH,LA,SF; excludes distress
Distress = properties where second sale was sold pursuant to a distressed situation
CPPI = Moody's/REAL National All Property Types
Source: RCA/Geltner & Associates

        Furthermore, given the inherent volatility of the world today, we believe the returns we are able to generate investing in CRE debt are very attractive on a risk-adjusted basis because commercial property values can theoretically decline by as much as the borrower's equity investment and our debt investment yield will remain intact.

        Lastly, there are also opportunities beyond North America for STWD. With a team already in place, we continue to actively pursue transactions in Western Europe. The scale of the opportunity in Europe is quite large, and while we do not anticipate the percentage of our portfolio made up of European assets to increase dramatically, we will be very discerning with respect to the opportunities we pursue on your behalf.

        Once again we thank our shareholders for their support and confidence in us, our Board of Directors for its guidance and wisdom and all of the Starwood Capital Group professionals whose hard work continues to create extraordinary value for you. Since we view you, our shareholders, as our partners, we remain stewards of your capital and look forward to continuing to grow STWD into the leader in the CRE finance markets.

Thank you for your continuing support.

Yours very truly,

Barry S. Sternlicht Chairman and Chief Executive Officer

PROPERTIES L TO R: **HILTON GARDEN INN**, VIRGINIA BEACH, VIRGINIA; **CITY CLUB HOTEL**, NEW YORK, NEW YORK; **FAIRFIELD INN & SUITES NEWARK LIBERTY INTERNATIONAL AIRPORT**, NEW JERSEY

PROPERTIES L TO R: **111 WEST JACKSON**, CHICAGO, ILLINOIS; **351 NORTH CALIFORNIA AVENUE**, CHICAGO, ILLINOIS; **PHELAN BUILDING**, SAN FRANCISCO, CALIFORNIA; **79 FIFTH AVENUE**, NEW YORK, NEW YORK

PROPERTIES L TO R: **RIVERSIDE ON THE JAMES**, RICHMOND VIRGINIA; **SOMERBY OF MOBILE**, ALABAMA; **RENAISSANCE PALM SPRINGS HOTEL**, CALIFORNIA; **AVIARE APARTMENTS**, CUPERTINO, CALIFORNIA; **PLAZA 555**, SACRAMENTO, CALIFORNIA

STARWOOD
PROPERTY TRUST

www.starwoodpropertytrust.com

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Sum of Loan Assets Segmented by LTVs
US Commercial Property Prices